Charles Schwab Investment Management, Inc.

211 Main Street, San Francisco, CA 94105

Management Statement Regarding Compliance

with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab MarketTrack Growth Portfolio II, Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio, and Schwab VIT Growth Portfolio (four of the portfolios comprising Schwab Annuity Portfolios), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of Schwab MarketTrack Growth Portfolio II’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2013, and from October 31, 2012 (date of our last evaluation) through May 31, 2013. We have performed an evaluation of the Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio, and Schwab VIT Growth Portfolio’s (the “VIT Funds”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2013, and from December 31, 2012 (date of our last evaluation) through May 31, 2013.

Based on this evaluation, we assert that Schwab MarketTrack Growth Portfolio II was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2013 and from October 31, 2012 through May 31, 2013, with respect to securities reflected in the investment accounts of Schwab MarketTrack Growth Portfolio II.

In addition, based on this evaluation, we assert that the VIT Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2013 and from December 31, 2012 through May 31, 2013, with respect to securities reflected in the investment accounts of the VIT Funds.

Schwab Annuity Portfolios

/s/ Marie Chandoha
Marie Chandoha
President and Chief Executive Officer

/s/ George Pereira
George Pereira
Treasurer and Principal Financial Officer

February 14, 2014
Date

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Schwab Annuity Portfolios

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab MarketTrack Growth Portfolio II, Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio, and Schwab VIT Growth Portfolio (four of the portfolios comprising Schwab Annuity Portfolios, hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2013. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2013. In addition, the following procedures were performed with respect to agreement of security purchases and sales for the period from October 31, 2012 (date of the last examination) through May 31, 2013 for Schwab MarketTrack Growth Portfolio II. Furthermore, the following procedures were performed with respect to agreement of security purchases and sales for the period from December 31, 2012 (date of the last examination) through May 31, 2013 for Schwab VIT Balanced Portfolio, Schwab VIT Balanced with Growth Portfolio, and Schwab VIT Growth Portfolio (the “VIT Funds”). All procedures were performed without prior notice to management.

•	Confirmation of Charles Schwab & Co, Inc.‘s (“CSC”) omnibus accounts for the underlying mutual fund investments at May 31, 2013 with the underlying mutual funds’ transfer agents.

•	Reconciliation of the omnibus accounts for the underlying mutual fund investments per the books and records of CSC to the omnibus accounts for the underlying mutual fund investments per the books and records of their transfer agents, at May 31, 2013, in all material respects.

•	Agreement of the Funds’ underlying mutual fund investments at May 31, 2013 as recorded on the shareholder books and records of the Funds to the books and records of CSC.

•	For Schwab MarketTrack Growth Portfolio II, agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from October 31, 2012 through May 31, 2013 from the books and records of Schwab MarketTrack Growth Portfolio II to the books and records of CSC.

•	For the VIT Funds, agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from December 31, 2012 through May 31, 2013 from the books and records of the VIT Funds to the books and records of CSC.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2013 with respect to mutual fund investments reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of Schwab Annuity Portfolios, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
February 14, 2014

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				May 31, 2013
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab MarketTrack Growth Portfolio II (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				May 31, 2013
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				May 31, 2013
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Balanced with Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-8314				May 31, 2013
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab VIT Growth Portfolio (one of the series in Schwab Annuity Portfolios)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105